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                             April 9, 2024

       Claudia Goldfarb
       Chief Executive Officer
       Sow Good Inc.
       1440 N. Union Bower Rd.
       Irving, Texas 75061

                                                        Re: Sow Good Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on March 27,
2024
                                                            File No. 333-277042

       Dear Claudia Goldfarb:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 8, 2024 letter.

       Form S-1 Amendment No 1 filed 3/27/24

       Non-GAAP Financial Measures, page 12

   1. We note your response to our comment number 6; however, we continue to believe adjusting non-GAAP
performance measures for inventory write-downs is not appropriate and does not comply
with Question 100.01 of the C&DIs. Please revise as necessary. In addition, please ensure
that your future filings under the Securities Exchange Act of 1934, including Forms 10-K,
10-Q and 8-K, also do not include inventory write-down
                                                        adjustments for
non-GAAP performance measures.
       Management's Discussion and Analysis of Financial Conditions
       Overview, page 47

   2. We note that you disclose that the fourth freeze drier is expected to become operation in the first quarter of
2024. Please update as to the status of the freeze drier.
 Claudia Goldfarb
Sow Good Inc.
April 9, 2024
Page 2
Management, page 73

3. We note in your 8-K filed on April 2, 2024 that Brendon Fischer has taken over as the
      Company's interim Chief Financial Officer. Please provide the information required by
      Item 401(e) of Regulation S-K.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameClaudia Goldfarb
                                                          Division of
Corporation Finance
Comapany NameSow Good Inc.
                                                          Office of
Manufacturing
April 9, 2024 Page 2
cc:       Drew Valentine
FirstName LastName